Exhibit 2

2016

THIRD QUARTER RESULTS

Stock Listing Information

Colombian Stock Exchange S.A. Ticker: CLH

Investor Relations

Jesús Ortiz de la Fuente +57 (1) 603-9051

E-mail: jesus.ortizd@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

CEMEX LatAm Holdings

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
Consolidated cement volume	5,666	5,497	3%	1,892	1,877	1%
Consolidated domestic gray cement	4,976	5,035	(1%)	1,670	1,728	(3%)
Consolidated ready-mix volume	2,355	2,629	(10%)	795	876	(9%)
Consolidated aggregates volume	5,547	6,548	(15%)	1,869	2,179	(14%)
Net sales	1,012	1,102	(8%)	340	354	(4%)
Gross profit	496	521	(5%)	168	165	1%
as % of net sales	49.0%	47.3%	1.7pp	49.3%	46.6%	2.7pp
Operating earnings before other expenses, net	276	281	(2%)	92	90	3%
as % of net sales	27.2%	25.5%	1.7pp	27.1%	25.3%	1.8pp
Controlling interest net income (loss)	143	117	22%	43	35	23%
Operating EBITDA	340	346	(2%)	114	110	3%
as % of net sales	33.6%	31.4%	2.2pp	33.4%	31.0%	2.4pp
Free cash flow after maintenance capital expenditures	181	188	(4%)	54	51	N/A
Free cash flow	73	79	(7%)	22	12	90%
Net debt	969	1,060	(9%)	969	1,060	(9%)
Total debt	1,016	1,118	(9%)	1,016	1,118	(9%)
Earnings per share	0.26	0.21	23%	0.08	0.06	26%
Shares outstanding at end of period	556	556	0%	556	556	0%
Employees	4,724	4,947	(5%)	4,724	4,947	(5%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the third quarter of 2016 declined by 4% compared to the third quarter of 2015. This decline is explained mainly as a result of lower cement volumes from our operations in Colombia, Panama and Costa Rica.

For the first nine months of 2016 consolidated net sales decreased by 8%, compared to the same period in 2015.

Cost of sales as a percentage of net sales during the first nine months of the year decreased by 1.7pp from 52.7% to 51.0% on a year-over-year basis.

Operating expenses as a percentage of net sales during the first nine months of the year was 21.8%, which was the same value in the first nine months of 2015.

Operating EBITDA during the third quarter of 2016 increased by 3% compared to the third quarter of 2015. This increase is mainly explained by higher cement volumes in Rest of CLH, operational efficiencies in Panama, Nicaragua and Guatemala, more favorable exchange rates against the US dollar, and lower maintenance works during the quarter compared with the same period in 2015.

During the first nine months of the year operating EBITDA decreased by 2%, compared to the same period last year.

Operating EBITDA margin during the third quarter of 2016 increased by 2.4pp, compared to the third quarter of 2015. During the first nine months of the year operating EBITDA margin increased by 2.2pp compared with the same period last year.

Controlling interest net income during the third quarter of 2016 increased by 23% reaching US$43 million compared to the third quarter of 2015. During the first nine months of the year we registered a Controlling interest net income of US$143 million, increasing by 22% compared to the same period a year ago.

Total debt during the third quarter reached US$1,016 million.

2016 Third Quarter Results Page 2

OPERATING RESULTS

CEMEX LatAm Holdings

Colombia

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	512	551	(7%)	173	177	(2%)
Operating EBITDA	176	189	(7%)	60	61	(1%)
Operating EBITDA margin	34.4%	34.2%	0.2pp	34.9%	34.4%	0.5pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	2%	(5%)	(9%)	(8%)	(15%)	(12%)
Price (USD)	(6%)	1%	(8%)	6%	(1%)	12%
Price (local currency)	7%	(1%)	5%	4%	13%	10%

Year-over-year percentage variation.

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 5%, 8% and 12%, respectively, compared to the third quarter of 2015. For the first nine months, our domestic gray cement volumes increased by 2%, while our ready-mix and aggregates volumes decreased by 9% and 15%, respectively, compared to the same period in 2015.

During the third quarter volumes were affected by weaker demand as well as a transportation strike. Adjusting for the effect of the strike, our quarterly cement volumes declined by around 3%. During the quarter, our cement market position improved versus the third quarter of last year and remained stable sequentially. For the first nine months of this year, our cement prices in local currency increased 7% versus the same period of 2015.

Panama

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	200	224	(11%)	70	73	(4%)
Operating EBITDA	90	92	(1%)	32	30	8%
Operating EBITDA margin	45.3%	40.9%	4.4pp	46.4%	41.3%	5.1pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(16%)	(5%)	(8%)	(2%)	(9%)	(9%)
Price (USD)	2%	(0%)	(4%)	(2%)	(2%)	0%
Price (local currency)	2%	(0%)	(4%)	(2%)	(2%)	0%

Year-over-year percentage variation.

In Panama during the third quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 5%, 2% and 9%, respectively, compared to the third quarter of 2015. For the first nine months of the year, our domestic gray cement, ready-mix and aggregates volumes decreased by 16%, 8% and 9% ,respectively, compared to the same period in 2015.

The decline during the third quarter in our cement volumes is mainly explained by sales to the Panama Canal expansion project in 3Q16 and a high comparison base in the Industrial and Commercial sector. Adjusting for the effect of the dispatches to the Canal expansion project, our quarterly cement dispatches are 1.6% lower.

2016 Third Quarter Results Page 3

OPERATING RESULTS

CEMEX LatAm Holdings

Costa Rica

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	120	131	(9%)	38	41	(9%)
Operating EBITDA	49	54	(10%)	14	15	(6%)
Operating EBITDA margin	40.7%	41.3%	(0.6pp)	36.8%	35.7%	1.1pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(13%)	(10%)	(5%)	0%	13%	32%
Price (USD)	(4%)	(5%)	4%	(4%)	3%	11%
Price (local currency)	(3%)	(2%)	6%	(1%)	5%	14%

Year-over-year percentage variation.

In Costa Rica, during the third quarter our domestic gray cement declined by 10%, our ready-mix volumes remained flat and our aggregates volumes increased by 32%, compared to the third quarter of 2015. For the first nine months of the year, our domestic gray cement and ready-mix volumes declined by 13% and 5%, respectively, while our aggregates volumes increased by 13%, compared to 2015.

The decline in our cement volumes during the third quarter and the first nine months of the year reflects a high comparison base related to dispatches to infrastructure projects in 2015, and a lack of execution of new public works this year.

Rest of CLH

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	197	209	(5%)	64	67	(5%)
Operating EBITDA	65	57	13%	20	18	16%
Operating EBITDA margin	32.8%	27.5%	5.3pp	31.8%	26.2%	5.6pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	9%	6%	(38%)	(48%)	(66%)	(75%)
Price (USD)	(3%)	0%	(2%)	(0%)	(12%)	(5%)
Price (local currency)	(0%)	0%	(0%)	0%	(8%)	(0%)

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the third quarter of 2016 our domestic gray cement volumes increased by 6%, while our ready-mix and aggregates volumes declined by 48% and 75%, respectively, compared to the third quarter of 2015. During the first nine months of the year, our domestic gray cement volumes increased by 9%, while our ready-mix and aggregates volumes decreased by 38% and 66%, respectively, compared to same period in 2015.

Cement volume growth during the third quarter reflects positive demand dynamics in the industrial and commercial sector in Guatemala, as well as the infrastructure sector in Nicaragua.

2016 Third Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
Operating earnings before other expenses, net	**276**	**281**	**(2%)**	**93**	**90**	**2%**
+ Depreciation and operating amortization	64	65		21	20	
Operating EBITDA	**340**	**346**	**(2%)**	**114**	**110**	**3%**
- Net financial expense	49	58		20	17	
- Capital expenditures for maintenance	32	26		10	13	
- Change in working Capital	(17)	(24)		5	2	
- Taxes paid	85	87		21	24	
- Other cash items (Net)	10	11		4	3	
Free cash flow after maintenance capital exp	**181**	**188**	**(4%)**	**54**	**51**	**6%**
- Strategic Capital expenditures	108	109		32	39	
Free cash flow	**73**	**79**	**(7%)**	**22**	**12**	**90%**

In millions of US dollars, except percentages.

Information on Debt

	Third Quarter			Second Quarter
	2016	2015	% var	2016
Total debt [1, 2]	**1,016**	**1,118**	**9%**	**1,034**
Short term	27%	13%		25%
Long term	73%	87%		75%
Cash and cash equivalents	47	58	(19%)	51
Net debt	**969**	**1,060**	**(9%)**	**984**

	Third Quarter	
	2016	2015
Currency denomination		
U.S. dollar	97%	99%
Colombian peso	3%	1%
Interest rate		
Fixed	76%	78%
Variable	24%	22%

In millions of US dollars, except percentages.

[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).

[2] Represents the consolidated balances of CLH and subsidiaries.

2016 Third Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - September			Third Quarter		
INCOME STATEMENT	2016	2015	% var	2016	2015	% var
Net sales	1,012,153	1,102,080	(8%)	340,077	354,481	(4%)
Cost of sales	(516,042)	(580,765)	11%	(172,302)	(189,130)	9%
Gross profit	**496,111**	**521,315**	**(5%)**	**167,775**	**165,351**	**1%**
Operating expenses	(220,552)	(239,849)	8%	(75,691)	(75,558)	(0%)
Operating earnings before other expenses, net	**275,559**	**281,466**	**(2%)**	**92,082**	**89,793**	**3%**
Other expenses, net	(2,707)	(12,907)	79%	(2,433)	(5,792)	58%
Operating earnings	**272,852**	**268,559**	**2%**	**89,649**	**84,001**	**7%**
Financial expenses	(49,329)	(58,272)	15%	(19,951)	(17,708)	(13%)
Other income (expenses), net	12,443	(17,922)	N/A	882	(15,893)	N/A
Net income before income taxes	**235,966**	**192,365**	**23%**	**70,580**	**50,400**	**40%**
Income tax	(92,047)	(74,826)	(23%)	(27,531)	(15,594)	(77%)
Consolidated net income	**143,919**	**117,539**	**22%**	**43,049**	**34,806**	**24%**
Non-controlling Interest Net Income	(518)	(415)	(25%)	(205)	(108)	(90%)
Controlling Interest Net Income	**143,401**	**117,124**	**22%**	**42,844**	**34,698**	**23%**
				0	0	
Operating EBITDA	**339,583**	**346,283**	**(2%)**	**113,532**	**109,935**	**3%**
Earnings per share	**0.26**	**0.21**	**23%**	**0.08**	**0.06**	**26%**

	as of September 30		
BALANCE SHEET	2016	2015	% var
Total Assets	**3,376,607**	**3,267,748**	**3%**
Cash and Temporary Investments	46,761	58,448	(20%)
Trade Accounts Receivables	115,804	105,045	10%
Other Receivables	42,953	47,950	(10%)
Inventories	70,867	91,687	(23%)
Other Current Assets	13,563	15,248	(11%)
Current Assets	289,948	318,378	(9%)
Fixed Assets	1,247,216	1,053,680	18%
Other Assets	1,839,443	1,895,690	(3%)
Total Liabilities	**1,869,004**	**1,924,171**	**(3%)**
Current Liabilities	575,949	404,602	42%
Long-Term Liabilities	1,284,515	1,509,945	(15%)
Other Liabilities	8,540	9,624	(11%)
Consolidated Stockholders' Equity	**1,507,603**	**1,343,577**	**12%**
Non-controlling Interest	5,938	5,214	14%
Stockholders' Equity Attributable to Controlling Interest	1,501,665	1,338,363	12%

2016 Third Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

INCOME STATEMENT	January - September 2016	2015	% var	Third Quarter 2016	2015	% var
Net sales	3,075,558	2,952,371	4%	1,008,385	1,073,967	(6%)
Cost of sales	(1,568,061)	(1,555,817)	(1%)	(510,904)	(573,004)	11%
Gross profit	**1,507,497**	**1,396,554**	**8%**	**497,481**	**500,963**	**(1%)**
Operating expenses	(670,175)	(642,533)	(4%)	(224,436)	(228,917)	2%
Operating earnings before other expenses, net	**837,322**	**754,021**	**11%**	**273,039**	**272,046**	**0%**
Other expenses, net	(8,225)	(34,577)	76%	(7,213)	(17,549)	59%
Operating earnings	**829,097**	**719,444**	**15%**	**265,826**	**254,497**	**4%**
Financial expenses	(149,892)	(156,106)	4%	(59,158)	(53,649)	(10%)
Other income (expenses), net	37,809	(48,012)	N/A	2,615	(48,150)	N/A
Net income before income taxes	**717,014**	**515,326**	**39%**	**209,283**	**152,698**	**37%**
Income tax	(279,698)	(200,452)	(40%)	(81,636)	(47,245)	(73%)
Consolidated net income	**437,316**	**314,874**	**39%**	**127,647**	**105,453**	**21%**
Non-controlling Interest Net Income	(1,574)	(1,111)	(42%)	(608)	(327)	(86%)
Controlling Interest Net Income	**435,742**	**313,763**	**39%**	**127,039**	**105,126**	**21%**
Operating EBITDA	**1,031,867**	**927,660**	**11%**	**336,641**	**213,256**	**58%**
Earnings per share	**786.01**	**566.16**	**39%**	**229.43**	**189.61**	**21%**

BALANCE SHEET	as of September 30 2016	2015	% var
Total Assets	**9,724,459**	**10,201,715**	**(5%)**
Cash and Temporary Investments	134,670	182,470	(26%)
Trade Accounts Receivables	333,510	327,945	2%
Other Receivables	123,702	149,697	(17%)
Inventories	204,093	286,241	(29%)
Other Current Assets	39,062	47,604	(18%)
Current Assets	835,037	993,957	(16%)
Fixed Assets	3,591,920	3,289,526	9%
Other Assets	5,297,502	5,918,232	(10%)
Total Liabilities	**5,382,638**	**6,007,148**	**(10%)**
Current Liabilities	1,658,705	1,263,142	31%
Long-Term Liabilities	3,699,337	4,713,959	(22%)
Other Liabilities	24,596	30,047	(18%)
Consolidated Stockholders' Equity	**4,341,821**	**4,194,567**	**4%**
Non-controlling Interest	17,101	16,279	5%
Stockholders' Equity Attributable to Controlling Interest	4,324,720	4,178,288	4%

2016 Third Quarter Results

Page 7

OPERATING RESULTS

CEMEX LatAm Holdings

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
NET SALES						
Colombia	511,785	551,323	(7%)	172,804	177,065	(2%)
Panama	199,609	223,916	(11%)	69,827	72,973	(4%)
Costa Rica	119,535	130,959	(9%)	37,871	41,476	(9%)
Rest of CLH	197,161	208,549	(5%)	64,092	67,208	(5%)
Others and intercompany eliminations	(15,937)	(12,667)	(26%)	(4,517)	(4,241)	(7%)
TOTAL	**1,012,153**	**1,102,080**	**(8%)**	**340,077**	**354,481**	**(4%)**
GROSS PROFIT						
Colombia	242,872	263,103	(8%)	82,895	83,522	(1%)
Panama	100,342	102,703	(2%)	35,986	33,979	6%
Costa Rica	62,056	68,767	(10%)	18,940	19,134	(1%)
Rest of CLH	80,535	75,274	7%	26,221	24,352	8%
Others and intercompany eliminations	10,306	11,468	(10%)	3,733	4,364	(14%)
TOTAL	**496,111**	**521,315**	**(5%)**	**167,775**	**165,351**	**1%**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	156,487	168,556	(7%)	53,423	54,847	(3%)
Panama	76,834	77,549	(1%)	27,880	25,404	10%
Costa Rica	43,926	49,260	(11%)	12,313	13,232	(7%)
Rest of CLH	60,570	53,569	13%	19,006	16,449	16%
Others and intercompany eliminations	(62,258)	(67,468)	8%	(20,540)	(20,139)	(2%)
TOTAL	**275,559**	**281,466**	**(2%)**	**92,082**	**89,793**	**3%**
OPERATING EBITDA						
Colombia	176,054	188,502	(7%)	60,277	60,920	(1%)
Panama	90,364	91,526	(1%)	32,420	30,143	8%
Costa Rica	48,615	54,066	(10%)	13,943	14,814	(6%)
Rest of CLH	64,745	57,247	13%	20,351	17,590	16%
Others and intercompany eliminations	(40,195)	(45,058)	11%	(13,459)	(13,532)	1%
TOTAL	**339,583**	**346,283**	**(2%)**	**113,532**	**109,935**	**3%**
OPERATING EBITDA MARGIN						
Colombia	34.4%	34.2%		34.9%	34.4%	
Panama	45.3%	40.9%		46.4%	41.3%	
Costa Rica	40.7%	41.3%		36.8%	35.7%	
Rest of CLH	32.8%	27.5%		31.8%	26.2%	
TOTAL	**33.6%**	**31.4%**		**33.4%**	**31.0%**	

2016 Third Quarter Results Page 8

OPERATING RESULTS

CEMEX LatAm Holdings

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - September			Third Quarter		
	2016	2015	% var	2016	2015	% var
Total cement volume [1]	5,666	5,497	3%	1,892	1,877	1%
Total domestic gray cement volume	4,976	5,035	(1%)	1,670	1,728	(3%)
Total ready-mix volume	2,355	2,629	(10%)	795	876	(9%)
Total aggregates volume	5,547	6,548	(15%)	1,869	2,179	(14%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - September 2016 vs. 2015	Third Quarter 2016 vs. 2015	Third Quarter 2016 vs. Second Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	2%	(5%)	(1%)
Panama	(16%)	(5%)	8%
Costa Rica	(13%)	(10%)	(5%)
Rest of CLH	9%	6%	(8%)
READY-MIX			
Colombia	(9%)	(8%)	(5%)
Panama	(8%)	(2%)	8%
Costa Rica	(5%)	0%	1%
Rest of CLH	(38%)	(48%)	(23%)
AGGREGATES			
Colombia	(15%)	(12%)	(5%)
Panama	(9%)	(9%)	(0%)
Costa Rica	13%	32%	(1%)
Rest of CLH	(66%)	(75%)	(14%)

2016 Third Quarter Results Page 9

OPERATING RESULTS

CEMEX LatAm Holdings

Price Summary

Variation in U.S. dollars

	January - September 2016 vs. 2015	Third Quarter 2016 vs. 2015	Third Quarter 2016 vs. Second Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	(6%)	1%	(4%)
Panama	2%	(0%)	(0%)
Costa Rica	(4%)	(5%)	(4%)
Rest of CLH	(3%)	0%	(1%)
READY-MIX			
Colombia	(8%)	6%	1%
Panama	(4%)	(2%)	1%
Costa Rica	4%	(4%)	(11%)
Rest of CLH	(2%)	(0%)	2%
AGGREGATES			
Colombia	(1%)	12%	(2%)
Panama	(2%)	0%	5%
Costa Rica	3%	11%	(4%)
Rest of CLH	(12%)	(5%)	(0%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - September 2016 vs. 2015	Third Quarter 2016 vs. 2015	Third Quarter 2016 vs. Second Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	7%	(1%)	(4%)
Panama	2%	(0%)	(0%)
Costa Rica	(3%)	(2%)	(2%)
Rest of CLH	(0%)	0%	5%
READY-MIX			
Colombia	5%	4%	1%
Panama	(4%)	(2%)	1%
Costa Rica	6%	(1%)	(9%)
Rest of CLH	(0%)	0%	29%
AGGREGATES			
Colombia	13%	10%	(2%)
Panama	(2%)	0%	5%
Costa Rica	5%	14%	(2%)
Rest of CLH	(8%)	(0%)	13%

For Rest of CLH, volume-weighted average prices.

2016 Third Quarter Results Page 10

OTHER ACTIVITIES AND INFORMATION

CEMEX Latam Holdings has decided to postpone the commissioning of the Maceo plant

CEMEX Latam Holdings has decided to postpone the commissioning of the Maceo plant for the following reasons which have resulted from the ongoing audits: (i) there are certain pending permits required to finalize the access road to the plant in Maceo. Assuming such permits are obtained in due course, CEMEX Latam Holdings currently estimates that the access road could take until July 2017 to be finalized and ready to use. Using the only existing access to the plant today rather than the one being built would increase safety hazards and would likely limit the capacity to transport products from the plant in Maceo; (ii) CEMEX Colombia has requested to expand the trade zone, commissioning the new clinker line in Maceo without such expansion of the trade zone would put at risk our ability to consolidate tax benefits that would otherwise be available to CEMEX Colombia. It is possible a final decision regarding this request to expand the trade zone may not be made due to the eminent domain process that is ongoing. As a result, in order to protect the expected benefits from the trade zone, CEMEX Latam Holdings will not commission the clinker line until the trade zone is expanded to cover all of the Maceo cement facility; and (iii) the environmental license for the Maceo project is held by one of

CEMEX Latam Holdings’ subsidiaries, Central de Mezclas S.A., but that transfer to it of the corresponding mining title was not formalized, as the mining title has reverted back to C.I. Calizas y Minerales. As a result, the environmental license and mining right are held by different entities, which is contrary to the common practice of having the environmental license follow the mining permit. In any event, CEMEX Colombia will continue to use and enjoy the land, mining and environmental rights under its current contracts entered into with representatives of the Government of Colombia. CEMEX Latam Holdings has also determined that the environmental license which was issued for the Maceo project is partially superposed with a District of Integrated Management (Distrito de manejo integrado). CEMEX Colombia will work with the corresponding environmental agency and address this issue and assess its overall impact. The assessment to be made will be to verify if on the basis of applicable Colombian regulations the environmental license can continue to be exercised as is and on the basis of the principle of presumption of its legality. In addition, CEMEX Colombia has also confirmed it will need to modify the environmental license as to allow it to increase the production up to the 950.000 tons per year of required mineral exploitation. It is possible this process could also be impacted by the existing eminent domain proceedings. CEMEX Colombia will continue to work to address these matters as promptly as possible.

According to CEMEX Latam Holdings’ current estimates of consumption and market growth in Colombia, taking into account its existing capacity (not including the Maceo plant), CEMEX Latam Holdings currently expects that it should not suffer any material adverse impact to its business operations for postponing the commissioning of the Maceo plant. However, CEMEX Latam Holdings will continue to work on commissioning the plant as soon as reasonably possible in order to capture the full benefits of this state of the art facility on its operating efficiencies in Colombia and to contribute to the development of the region.

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DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of September 30, 2016 and September 30, 2015 was $2,879.95 and $3,121.94 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the third quarter of 2016 and for the third quarter of 2015 were $2,965.17 and $3,029.69 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - September		January - September		Third Quarter	
	2016 closing	2015 closing	2016 average	2015 average	2016 average	2015 average
Colombian peso	2,879.95	3,121.94	3,038.63	2,678.91	2,965.17	3.029,69
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	558.80	541.04	549.45	540.84	557.87	544.93
Euro	1.1235	1.1174	0.0000	1.1085	1.1200	0.7655

Amounts provided in units of local currency per US dollar.

2016 Third Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2016 Third Quarter Results                 Page 13